Exhibit 12.1

REALTY INCOME CORPORATION

STATEMENT OF COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

AND COMPUTATION OF EARNINGS TO COMBINED FIXED CHARGES AND

PREFERRED STOCK DIVIDENDS

( dollars in thousands )

	Years ended December 31,
	2005	2004	2003	2002	2001

Net Income	$99,119	$103,397	$86,435	$78,667	$67,558

Fixed Charges:
Interest	38,699	31,993	24,460	21,072	23,981
Interest, discontinued operations	1,139	674	561	394	869
Amortization of fees	2,250	2,139	1,953	2,070	1,616
Interest Capitalized	1,886	531	697	511	385

Fixed Charges	43,974	35,337	27,671	24,047	26,851

Net Income before Fixed Charges	141,207	138,203	113,409	102,203	94,024

Divided by Fixed Charges	43,974	35,337	27,671	24,047	26,851

Ratio of Earnings to Fixed Charges	3.2	3.9	4.1	4.3	3.5

Ratio of earnings to combined fixed charges and preferred stock dividends	2.6	3.1	3.0	3.0	2.6

Preferred stock dividends	$9,403	$9,455	$9,713	$9,713	$9,712